FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    May 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 20, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

1	Interim Consolidated Financial Statements For The Three Months Ended March 31, 2008

2	Management’s Discussion and Analysis For The Three Months Ended March 31, 2008

3	Form 52-109F2 - Certification of Interim Filings - Chief Executive Officer

4	Form 52-109F2 - Certification of Interim Filings - Chief Financial Officer

2

EXHIBIT 1

Interim Consolidated Financial Statements

For The Three Months Ended

March 31, 2008

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

2

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	March 31, 2008	December 31, 2007
Assets

Current
Cash and cash equivalents	$36,743,991	$8,722,779
Other receivables and prepaid expenses	592,746	448,958
	37,336,737	9,171,737

Property and equipment	238,913	210,962
Mineral properties (note 5)	3,354,379	3,354,379
	$40,930,029	$12,737,078

Liabilities

Current
Accounts payable and accrued liabilities	$3,226,646	$1,773,532
Due to related parties (Note 10)	422,030	341,158
	3,648,676	2,114,690

Share Capital and Deficit

Share capital (Note 6)	55,333,529	55,249,342
Share subscription’s (Note 6)	31,699,006	-
Contributed surplus (Note 9)	8,003,990	7,234,219
Deficit	(57,755,172)	(51,861,173)
	37,281,353	10,622,388
	$40,930,029	$12,737,078

Nature of business and continued operations (Note 1)

The accompanying notes are an integral part of these financial statements

3

Exeter Resource Corporation
Consolidated Statements of Operations, Comprehensive Loss and Deficit (Expressed in Canadian Dollars)
For the period ended March 31, 2008 (Unaudited – Prepared by Management)

	Three Months ended
	March 31,
	2008	2007
Income
Interest Income	$79,006	$85,856
Gain/(loss) on conversion of foreign currencies	12,633	(6,787)
	91,639	79,069
Expenses
Accounting and audit	$63,315	$44,300
Administration salaries and consulting	192,602	166,412
Amortization	13,757	9,630
Bank charges	5,621	4,775
Directors’ fees	7,500	7,500
Legal fees	17,388	22,125
Management fees	286,772	28,348
Mineral property exploration expenditures ( Note 5)	4,935,261	2,630,488
Office and miscellaneous	44,679	21,470
Rent	23,373	12,923
Shareholder communications	94,430	167,037
Stock exchange listing and filing fees	125,839	15,571
Telecommunications	11,762	6,409
Transfer agent	4,152	5,307
Travel and promotion	159,187	161,238
	$5,985,638	$3,303,533

Net loss and comprehensive loss for the period	$5,893,999	$(3,224,464)

Deficit at beginning of period	$51,861,173	$(34,992,529)

Deficit at end of period	$57,755,172	$(38,216,993)

Basic & diluted loss per common share	$(0.14)	$(0.09)
Weighted average number of common shares outstanding	41,243,154	37,827,680

The accompanying notes are an integral part of these financial statements

4

Exeter Resource Corporation
Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
For the period ended March 31, 2008 (Unaudited – Prepared by Management)

		Three months ended
		March 31,
	2008	2007
Operating Activities
Comprehensive loss for the period	$(5,893,999)	$(3,224,464)
Adjustments
Amortization	23,098	18,264
Stock based compensation	229,810	11,615
	(5,641,091)	(3,194,585)

Changes in non-cash working capital items
Other receivables and prepaid expenses	(143,788)	(90,532)
Accounts payable and accrued liabilities	1,453,114	(964,804)
Due to related parties	(31,040)	(226,001)
	(4,362,805)	(4,475,922)

Financing Activities
Issue of share capital for cash (Note 6)	55,030	221,700
Share subscription advances, net of costs (Note 6)	32,380,036	-
	32,435,066	221,700

Investing Activities
Acquisition of property and equipment	(51,049)	(16,301)
	(51,049)	(16,301)

Net increase (decrease) in cash and cash equivalents	28,021,212	(4,270,523)

Cash and cash equivalents – beginning of period	8,722,779	14,511,062

Cash and cash equivalents – end of period	$36,743,991	$10,240,539

The accompanying notes are an integral part of these financial statements

5

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

1.  Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, and exploration of mineral properties located in Argentina and Chile.

These interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles and except as noted below, follow the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2007, without all the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

Changes in accounting policies and new accounting developments

(i) Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 3.

(ii) Goodwill and Intangible Assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(iii) Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 4.

6

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (Continued)

(iv) Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At March 31, 2008, the Company had working capital of approximately $33.7 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

(v) International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.  Management of Capital

The Company’s objectives when managing capital are to safeguard the its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, such as banker’s acceptances or Guaranteed Investments Certificates, with initial maturity terms of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects that its current capital resources will be sufficient to carry out its exploration plans and operations through its current operating period.

7

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

4.  Financial Insruments

(a)  Fair Value

The fair value of financial instruments at March 31, 2008 and December 31, 2007 is summarized as follows:

	March 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Held for trading
Cash and cash equivalents	$ 36,743,991	$ 36,743,991	$ 8,722,779	$ 8,722,779
Accounts receivable and prepaid expenses	592,746	592,746	448,958	448,958

Financial Liabilities
Accounts payable and accrued liabilities	$ 3,648,676	$ 3,648,676	$ 2,114,690	$ 2,114,690

Fair value estimates are made at the balance sheet date, based on relevant market information and other information about the financial instruments.

(b)  Financial risk management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada but holds certain balances in banks in Argentina and Chile.

Currency risk

The Company operates in a number of countries, including Canada, Argentina and Chile, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian dollars, US Dollars, Argentine Pesos and Chilean Pesos) and are therefore subject to fluctuation against Canadian dollar.

The Company had the following balances in foreign currency as at March 31, 2008:

	US Dollar	Argentine Peso	Chilean Peso
Cash and cash equivalents	535,781	791,645	290,913,670
Other receivables and prepaid expenses	-	262,116	59,849,280
Accounts payable and accrued liabilities	(81,786)	(4,926,939)	(367,769,514)
Net balance	(453,995)	(3,873,178)	(17,006,564)
Equivalent in Canadian dollars	(466,026)	(1,249,487)	(87,410)

8

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

4.  Financial Insruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term maturity.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

5.  (a)  Mineral Property– Acquisition Cost

	Balance as at December 31, 2007	Additions (Write-off) during the quarter	Balance as at March 31, 2008
Don Sixto	$ 3,155,757	$ -	$ 3,155,757
CVSA Properties	128,572	-	128,572
Other	70,050	-	70,050
	$ 3,354,379	$ -	$ 3,354,379

(b)  Mineral Property- Exploration Expenditures

	CVSA	Chilean	Don Sixto		Three months ended March 31,
	Properties	Properties	Project	Other	2008	2007
Assays	$ 168,759	$ 19,921	$ 5,610	$ -	$ 194,290	$ 448,925
Consultants and contractors	4,356	19,239	19	-	23,614	69,385
Drilling	1,135,086	947,208	-	-	2,082,294	330,117
Engineering	-	-	5,163	-	5,163	82,608
Environmental	5,651	-	-	-	5,651	66,287
Field Camp	91,206	372,922	17,459	-	481,587	288,695
Geological	142,717	225,386	8,478	41,000	417,581	309,172
Hydrology	-	-	-	-	-	21,263
IVA tax	324,338	147,326	33,789	-	505,453	167,518
Legal and title	33,690	62,636	13,833	-	110,159	84,153
Metallurgical	-	-	-	-	-	46,021
Office operations	124,889	35,913	5,155	-	165,957	98,983
Resource Development	12,664	5,199	-	610	18,473	32,808
Travel	160,541	274,831	5,881	896	442,149	249,071
Wages and benefits	250,621	209,361	22,908	-	482,890	335,482
Mineral Property Exploration Expenditures	$ 2,454,518	$ 2,319,942	$ 118,295	$ 42,506	$ 4,935,261	$ 2,630,488

9

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

6.  Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2008		December 31, 2007

	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning of year	41,226,487	$55,249,342	37,836,013	$46,230,295
Issued during the period/year for:
Cash	42,275	55,030	3,390,474	8,036,284
Contributed surplus allocated	—	29,157	—	951,489
Share Issue costs	—	—	—	31,274

Balance, end of period	41,268,762	$55,333,529	41,226,487	$55,249,342

The Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. The Company paid a commission of 6.5% and incurred issue costs of $354,313 for net proceeds of $32,380,036, before accounting for the fair value of the Agent’s warrants. Each special warrant was exercisable to acquire one common share of the Company. In addition, the Company issued 505,700 Agent’s warrants convertible to common shares for a period of 12 months at an exercise price of $4.50 per share. The fair value of the Agent’s warrants, calculated using the Black Scholes Model, of $681,030 has been deducted from net proceeds and for total Share subscription’s of $31,699,006. The fair value of the Agent’s warrants has been allocated to contributed surplus.

On May 6, 2008 the Company filed a prospectus qualifying the shares to be issued on conversion of the special warrants and issued 7,780,000 common shares.

During the Three Months ended March 31, 2008, the Company issued 25,000 shares at a price of $1.12 per share, 17,000 shares at a price of $1.59, and 275 shares at a price of $1.79 for a total consideration of $55,030 pursuant to the exercise of stock options. In addition, an amount totaling $29,157 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

7. Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved on May 23, 2007, may not exceed 7,627,203. The Board of Directors has further amended the Plan to increase the ceiling, subject to approval by the TSX Venture Exchange (“TSX-V”), the American Stock Exchange and shareholders, to 8,250,352. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX-V), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

A summary of the status of options granted under the Plan as of March 31, 2008 and December 31, 2007, and changes during the period/year then ended, is as follows:

10

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

7.  Stock Option Plan (Continued)

	March 31, 2008		December 31, 2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	7,223,275	$2.40	5,606,750	$1.58
Forfeited/cancelled	(30,000)	3.64	(570,000)	2.75
Granted	450,000	4.31	3,525,000	3.40
Exercised	(42,275)	1.31	(1,338,475)	1.49
Options outstanding, end of period/year	7,601,000	$2.50	7,223,275	$2.40

The following table summarizes information about the stock options outstanding at March 31, 2008.

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.00 - 1.00	275,000	0.38	$0.41
1.01 - 2.00	2,966,000	1.88	$1.29
2.01 - 3.00	1,245,000	3.75	$2.49
3.01 - 4.00	1,940,000	4.12	$3.51
4.01 +	1,175,000	4.84	$4.35
	7,601,000	3.16	$2.50

Stock-based Compensation

The fair values of options vested during the three months ended March 31, 2008 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	67.84%
Risk-free interest rate	4.39%
Expected life	3-3.5 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the quarter, on the vesting of stock options granted, totaling $229,810 was allocated to contributed surplus.

The fair value of the 450,000 stock options granted during the first quarter ended March 31, 2008, has not been presented as the compensation expense will be measured once shareholder approval has been received.

Stock based compensation has been allocated as follows:

	March 31, 2008	March 31, 2007
Administration salaries and consulting	$ 1,278	$ -
Management fees	219,272	-
Shareholder communications	9,260	11,615
Total	$ 229,810	$ 11,615

11

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

7.  Stock Option Plan (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Bonus Shares

The Company has granted, subject to TSX-V and shareholder approval, 200,000 fully paid bonus shares (“Bonus Shares”) as part of an incentive package pursuant to an employment agreement with the Company’s Chief Operating Officer. Upon shareholder and TSX-V approval the Bonus Shares vest at a rate of 8,333 shares per month such that the Bonus Shares will have vested within 24 months.

8.  Warrants

At March 31, 2008 the Company had outstanding share purchase warrants exercisable to acquire 755,700 shares as follows:

Number	Exercise Price	Expiry Date
*250,000	$3.00	April 18, 2008
505,700	$4.50	March 26, 2009
755,700

*See subsequent events note 13

9. Contributed Surplus

	March 31, 2008	December 31, 2007
Balance beginning of year	$7,234,219	$4,588,941
Stock-based compensation	229,810	3,777,702
Agent’s warrants	681,030	(31,274)
Bonus Shares	(111,913)	(149,661)
Contributed surplus allocated	(29,157)	(951,489)
Balance, end of period	$8,003,990	$7,234,219

10. Related Party Transactions

Amounts due to related parties of $422,030 at March 31, 2008 (December 31, 2007- $341,158) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $441,195 (March 31, 2007: $271,483) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees totaling $90,000 (2007 - $60,000) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration and development fees of $59,367 (2007 - $91,845) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $45,000 (2007 - $45,000) were paid to a corporation controlled by the Chairman of the Company.

12

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

10. Related Party Transactions(Continued)

d)	Management fees of $41,250 (2007 - $45,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)	Management and consulting fees of $179,412 (2007 - $nil) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

f)	Management and consulting fees of $26,167 (2007 - $nil) were paid or accrued to a company controlled by the Executive Vice President, Corporate Development, Environment.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11.  Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	2008	2009-2010	2011-2012	After 2012
Office leases	$408,191	$140,826	$157,327	$110,038		$-
Total	$408,191	$140,826	$157,327	$110,038	$	•

12. Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities by geographical segment:

March 31, 2008	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 35,848,708	$ 255,385	$ 639,898	$ 36,743,991
Other current assets	366,824	84,558	141,364	592,746
Property and equipment	81,296	72,152	85,465	238,913
Mineral properties	-	3,354,379	-	3,354,379
	36,296,828	3,766,474	866,727	40,930,029
Current Liabilities	(965,574)	(1,589,430)	(1,093,672)	(3,648,676)
	$ 35,331,254	$ 2,177,044	$ (226,945)	$ 37,281,353

Net Loss	$ 313,782	$ 3,298,465	$ 2,281,752	$ 5,893,999

13

Notes to the Interim Consolidated Financial Statements

Three Months ended March 31, 2008

(Unaudited – Prepared by Management)

12. Segmented Information(Continued)

December 31, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$ 7,964,731	$ 578,293	$ 179,755	$ 8,722,779
Other current assets	349,569	85,406	13,983	448,958
Property and equipment	83,856	38,103	89,003	210,962
Mineral properties	-	3,354,379	-	3,354,379
	8,398,156	4,056,181	282,741	12,737,078
Current Liabilities	(728,890)	(1,359,669)	(26,131)	(2,114,690)
	7,669,266	2,696,512	256,610	10,622,388

Net Loss – period ended March 31, 2007	$ 581,129	$ 1,927,902	$ 715,433	$ 3,224,464

13. Subsequent Events

a)	The Company issued 250,000 shares at a price of $3.00 per share upon the exercise of warrants, for a total consideration of $750,000.

b)

On May 6, 2008, the Company filed and obtained receipt of a prospectus qualifying the common shares, issuable on conversion of the special warrants, for trading, and issued 7,780,000 shares. The special warrants were issued through the private placement financing completed on March 26, 2008. See Note 6.

c)	The Company issued 100,000 shares at a price of $0.405 per share upon the exercise of stock options, for a total consideration of $40,500.

14

EXHIBIT 2

Management’s Discussion and Analysis

For The Three Months Ended

March 31, 2008

Management’s Discussion and Analysis

May 14, 2008

Forward Looking Statements

This management discussion and analysis contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this Management Discussion and Analysis and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. See Risk Factors, below.

Risks

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the second quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the Mendoza Provincial Government’s recent anti-mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company relies on equity financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2007, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 40-F, File No. 001-33136. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

In the first quarter, 2008, the Company completed a private placement, raising net proceeds of $32.4 million through the issuance of 7.78 million special warrants, each special warrant convertible to a common share, to fund its planned and future exploration programs.

The Company additionally signed a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”) the provincial mining company in Santa Cruz Province Argentina, to form a strategic alliance for the possible future development of its 100% owned Cerro Moro project and the right to explore tenements controlled by Fomicruz which adjoin nits Cerro Moro project.

Drilling results during the first quarter 2008 at Cerro Moro continue to be encouraging and currently 3 drill rigs are being utilized to better define the known vein systems. At Caspiche, the drilling program to explore the identified porphyry target continued and has produced very good results. Following the onset of winter conditions drilling at Caspiche has been shut down and is expected to resume in about October. Further assay results from recent drilling at the Caspiche and Cerro Moro projects are awaited.

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

A summary of the Company’s mineral properties follows:

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to March 31, 2008	Future Commitments
100% Owned	Cerro Moro ** -15 tenements	170	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -15 tenements	1,450	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 23 tenements	722	US$100,000 * includes acquisition of Cerro Moro	- exploration expenditures totaling US$3,000,000 to Dec. 30, 2009 - 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche)	30	Nil	- expenditure totaling US$2,550,000 to January 31, 2011 - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$175,000	- cash payments totaling US$400,000 to Dec. 15, 2014 - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$25,000	- annual payments of US$25,000 for six years - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totaling $370,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 6 tenements	68	1,000,000 shares	- 2% NSR

** On March 5, 2008, the Company announced that it had entered into a letter of intent (“LOI”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The LOI sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Cerro Moro and is more fully described in the section on Cerro Moro under acquisition terms.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including completing 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 11 km (7 miles) southeast of Kinross Gold’s Refugio Mine and 15 km (10 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On May 6, 2008, the Company filed a technical report, compliant with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), for the Caspiche Project prepared by Glen van Kerkvoort, Exeter’s Chief Geologist, Gustavo L.A. Delendatti, Exeter’s Project Geologist and Jerry Perkins, Exeter’s VP Development and Operations; all Qualified Persons under NI 43-101 (“QP”). The report can be viewed on the Company’s website at www.exeterresource.com and on SEDAR at www.sedar.com.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 metres of drilling on that project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% net smelter royalty (“NSR”) in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3,000,000, and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

On March 5, 2008, the Company announced that it had entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the government of Santa Cruz province, Argentina. The letter of intent (“LOI”) sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, entered into a detailed agreement which will include the following terms:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 160 square kilometre Cerro Moro project.
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometres of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring USD$10 million in exploration expenditures over a number of years to be determined later.

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of Fomicruz’s share of net revenue from future operations.

(iv)	The Company will manage the exploration and potential future development on the properties

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	170 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro project, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

On May 6, 2008, the Company filed a technical report compliant with NI 43-101 for the Cerro Moro project prepared by Jerry Perkins, Exeter’s VP Development and Operations, and Matthew Williams, Exeter’s Exploration Manager, both QP’s. The report can be viewed on the Company’s website at www.exeterresource.com and on SEDAR at www.sedar.com.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The new legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totaling US$175,000 to March 31, 2008. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Early in 2008, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 615 square kilometres of additional concessions, comprising the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

On February 20, 2008, the Company re-filed a NI 43-101 compliant technical report for the Don Sixto Project prepared by Arnold van der Heyden, B.Sc. Geo. and Dr. William Yeo, PhD, B.Sc. Geo., both independent and QP’s. The report can be viewed on the Company’s website at www.exeterresource.com and on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or a high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold-silver mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015, of which $70,050 has been paid to March 31, 2008 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company plans to undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Cochrane

Mineral rights to the Confluencia project, located outside of the area covered by the Rio Tinto agreement, were secured in 2006.

Results from Operations

The Company began the period with 41,226,487 shares outstanding and ended the period with 41,268,762 shares outstanding. During the quarter, the Company received net proceeds of $55,030 and issued 42,275 shares upon the exercise of options. Shares issued and proceeds received are summarized below:

Options Exercised
Shares issued	42,275
Net proceeds	$55,030

Subsequent Events

Subsequent to March 31, 2008, the Company issued shares pursuant to the exercise of options, warrants and on conversion of the special warrants issued on March 26, 2008 as follows:

	Options Exercised	Warrants Exercised	Conversion of Special Warrants	Total
Shares issued	100,000	250,000	7,780,000	8,130,000
Net proceeds	$40,500	$750,000	*	$790,500

* The Company issued 7,780,000 special warrants at $4.50 per special warrant, each special warrant exercisable for a common share, pursuant to a financing which closed on March 26, 2008. The special warrants were converted to shares on May 7, 2008 following the Company receiving a receipt qualifying the shares for trading from the B.C. Securities Commission.

As of May 14, 2008, the Company had 49,398,762 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim financial statements (the “Interim Financial Statements”) for the three month period ended March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2007 and should be read in conjunction with those statements.

First Quarter Ended March 31, 2008

The Company’s exploration programs in Argentina and Chile continued steadily throughout the South American summer months of the first quarter, 2008. More specifically, exploration expenditures at the CVSA properties (including the Cerro Moro Project), the Chilean properties (including Caspiche) and the Don Sixto project were $2,454,518, $2,319,942 and $118,295 respectively. Total exploration expenditures of $4,935,261 were recorded for the first quarter 2008, the most spent during a single quarter to date, which is an illustration of the Company’s increased efforts to better define its discoveries at both Cerro Moro and Caspiche.

The Company posted a net loss and comprehensive loss of $5,893,999 for the period. Significant expenditures during the quarter other than exploration expenditures include $192,602 for administrative salaries and consulting, $286,772 for management fees which includes the allocation of approximately $219,000 of stock based compensation, $125,839 for stock exchange listing and filing fees and $159,187 for travel and promotion as the Company continued to develop its investor base.

First Quarter 2008 to Fourth Quarter 2007

The Company’s net loss and comprehensive loss for the period of $5,893,999 represents an increase of about $1.6 million when compared to the loss incurred in the fourth quarter 2007. The increased loss is attributable principally to the increased exploration and drilling campaigns at both its Cerro Moro and Caspiche projects utilizing additional drill rigs as and when they became available throughout the first quarter of 2008.

The net cash received from the private placement financing completed on March 26, 2008 and the issuance of shares through the exercise of options through the first quarter of 2008 was substantially more than in the fourth quarter, 2007. Cash and cash equivalents at December 31, 2007 was $8,722,779 and at the end of the first quarter 2008 the balance had increased to $36,743,991 or approximately $28 million in additional funds. This difference is due primarily to the private placement financing completed in late March 2008 raising net funds of $32.4 million.

First Quarter 2008 to First Quarter 2007

At the end of the first quarter 2008, the Company had approximately $36.7 million in cash and cash equivalents, approximately $26.3 million more than in the first quarter 2007. Although the Company completed a private placement financing in the fourth quarter of 2006, the private placement financing completed in March 2008 was significantly larger, thus resulting in this higher cash balance as of March 31, 2008.

The Company’s net loss and comprehensive loss for the first quarter 2008 is approximately $2.5 million more than what was recorded in the first quarter of 2007. Exploration expenditures incurred in the first quarter 2008 were just over $2 million more than what was spent in the first quarter of 2007. With the favourable drilling results throughout the 2007 exploration field season, the Company amplified its efforts to better define the targets at Caspiche and Cerro Moro in an attempt to expedite its ability to establish measurable resources on both projects.

Management fees and stock exchange listing and filing fees were the two expense accounts that were noticeably higher when compared to that of the first quarter 2007. The increase in management fees during the quarter is a result of the vesting of certain stock based awards to members of management, in the amount of approximately $219,000, that were granted late in 2007. Stock exchange listing and filing fees are approximately $110,000 more in the first quarter 2008 as there were additional costs for completing the private placement financing and the required listing fees on the AMEX and TSX-V exchanges when compared to that of the first quarter 2007.

First Quarter ended March 31,	2008	2007
Interest income	$79,006	$85,856
Mineral property exploration expenditures	$4,935,261	$2,630,488
Total stock-based compensation	$229,810	$11,615
Net loss and comprehensive loss for the quarter	$5,893,999	$3,224,464
Basic and diluted loss per common share	$(0.14)	$(0.08)

As at	March 31, 2008	December 31, 2007	December 31, 2006
Working capital	$33,688,061	$7,057,047	$12,373,333
Total assets	$40,930,029	$12,737,078	$18,088,092
Total liabilities	$3,648,676	$2,114,690	$2,261,385
Share capital	$55,333,529	$55,249,342	$46,230,295
Deficit	$(57,755,172)	$(51,861,173)	$(34,992,529)

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	$ 000’s
	2008	2007				2006
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest	79	106	115	85	86	86	17	68
Net loss and Comprehensive loss	5,894	4,304	3,963	5,377	3,224	6,144	3,277	3,843
Administration expenditures	829	992	475	623	661	1,059	423	630
Mineral property exploration expenditures	4,935	3,261	3,363	2,758	2,587	3,993	2,754	2,461
Mineral property acquisitions and (write – offs)	-	104	-	-	-	(187)	-	-
Basic and diluted loss/share in cents/share	$0.14	$0.11	$0.10	$0.14	$0.08	$ 0.18	$ 0.11	$ 0.14

Interest income has remained high in the last six quarters when compared to previous quarters as the exercise of options and warrants together with the private placement financings completed in October 2006 and March 2008, has resulted in the Company maintaining higher interest earning cash balances. After the completion of the private placement financing in March 2008, the Company will be earning more interest as it now has a considerably larger cash balance than in previous quarters.

Administration expenditures are calculated by removing interest, stock based compensation and exploration expenditures from the net loss from operations and with the exception of the fourth quarter 2006, fourth quarter 2007 and first quarter 2008, when bonuses were given to certain members of management and staff, these expenditures have remained relatively consistent throughout the previous eight quarters.

Net loss and comprehensive loss per quarter, including mineral property exploration expenditures, has increased in the last six quarters when compared to earlier quarterly results. In general, the Company has increased exploration expenditures during the first and fourth quarters as these are the summer months in South America and are ideal for exploration and drilling. The growing level of exploration expenditures are a reflection of the Company’s continued advancement of its key projects particularly the focused efforts on its Caspiche and Cerro Moro projects during the first quarter of 2008.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2008 totalled $36,743,991 compared to $8,722,779 at December 31, 2007. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. The Company has cash balances which, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

Currently held funds will be used for planned exploration programs and for general corporate purposes. The Company may be required to undertake additional financing to fund the exploration of new projects or if it were to significantly expand exploration of existing projects.

On March 5, 2008, the Company announced that it had entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. The financing closed on March 26, 2008 and the Company received proceeds of approximately $32.4 million. Each special warrant was exercisable to acquire one common share of the Company. The Company qualified the shares for trading on May 6, 2008 by filing a short form prospectus with the B.C. Securities Commission and on May 7 issued 7.78 million common shares on conversion of the special warrants. As consideration to the underwriters, the Company paid the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also issued to the underwriters 505,700 non-transferable Agents’ warrants constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Agents’ warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Period
	Total	2008	2009-2010	2011-2012	After 2012
Office leases	$408,191	$140,826	$157,327	$110,038	$-
Total	$408,191	$140,826	$157,327	$110,038	$-

Related Party Transactions

Amounts due to related parties of $422,030 are for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.

A total of $441,195 (March 31, 2007: $271,483) was paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $90,000 (2007 - $60,000) were paid or accrued to Rowen Company Ltd (“Rowen”). The Company’s President and CEO, Mr. Roxburgh, is a principal of Rowen. The Company has entered into a 2 year agreement with Rowen for the provision of Mr. Roxburgh’s services.

b)

Exploration and development fees of $59,367 (2007 - $91,845) were paid or accrued to J. Perkins and Associates Pty Ltd. (“JPA”), a corporation controlled by Mr. Perkins, the Company’s Vice-President, Development and Operations.

c)

Management fees of $45,000 (2007 - $45,000) were paid or accrued to Canaust Resource Consultants Ltd (“Canaust”) a corporation controlled by Mr. Simpson, the Chairman of the Company. The Company has entered into a 2 year agreement with Canaust for the provision of Mr. Simpson’s services.

d)

Management fees of $41,250 (2007 - $45,000) were paid or accrued to 667060 BC Ltd (“667060”), a corporation controlled by Mr. Bond, the Chief Financial Officer of the Company. The Company has entered into a 2 year agreement with 667060 for the provision of Mr. Bond’s services.

e)

Management and consulting fees of $179,412 (2007 - $nil) were paid or accrued to Formost Enterprises Ltd (“Formost”) a company controlled by Mr. Cholakos, the Chief Operating Officer of the Company. The Company has entered into a 2 year agreement with Formost for the provision of Mr. Cholakos’ services.

f)

Management and consulting fees of $26,167 (2007 - $nil) were paid or accrued to HBA Management Consultants Ltd. (“HBA”) company controlled by Mr. McPhie, the Company’s Executive Vice President, Corporate Development and Environment. The Company has entered into a 2 year agreement with HBA for the provision of Mr. McPhie’s services.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Outlook

In 2008, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga, Chile. However, exploration and drilling at its Casipche project is limited to warm months of the year as the winter months of May through September are generally too challenging to work through due to severe winter weather at the property’s high altitude location.

The Company will continue working with all levels of government, industry and unions to demonstrate that the Don Sixto project in Mendoza, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored. These programs are, however, dependent at least in part on the Company being able to secure adequate qualified personnel to conduct such programs.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Annual Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds to be able to maintain its interest in the mineral property; and

(ii)

stock based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and new accounting developments

(i) Capital Disclosures, Section 1535

Effective January 1, 2008, the Company adopted Section 1535 “Capital Disclosures” which requires the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosures required by this standard are included in Note 3.

(ii) Financial Instruments Disclosures, Section 3862 / Financial Instruments Presentation, Section 3863

Effective January 1, 2008, the Company adopted Section 3862 “Financial Instruments – Disclosures”. This Section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in Note 4.

(iii) Going Concern - Amendments to Section 1400

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At March 31, 2008, the Company had working capital of approximately $33.7 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. While the Company has been successful in raising its required funding from outside sources in the past, it cannot be certain that any such funding would be available in the future, or that funds would be available on terms acceptable to management. Management assessed the Company’s net asset value, forecasted cash flow resources and future commitments and is confident that the Company will continue as a going concern.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and intangible assets, Section 3064

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Management’s responsibility for the Financial Statements

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2008.

Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended March 31, 2008.

EXHIBIT 3

Form 52-109F2 Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

"Bryce Roxburgh"

_______________________

Bryce Roxburgh

Chief Executive Officer

EXHIBIT 4

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2008

“Cecil Bond”

_______________________

Cecil Bond

Chief Financial Officer